Filed Pursuant to Rule 433

Registration No. 333-172513

December 2, 2013

PRICING TERM SHEET

0.700% Notes due 2016
Issuer:	Johnson & Johnson
Security:	0.700% Senior Unsecured Notes due 2016
Size:	$400,000,000
Maturity Date:	November 28, 2016
Coupon:	0.700%
Interest Payment Dates:	Paid semi-annually on May 28 and November 28, commencing May 28, 2014
Price to Public:	99.879%
Underwriting Discount:	0.250%
Benchmark Treasury:	0.625% due November 15, 2016
Benchmark Treasury Price and Yield:	100-06, 0.561%
Spread to Benchmark Treasury:	18 bps
Yield:	0.741%
Optional Redemption:	Make-whole call at Treasury +3 bps
Trade Date:	December 2, 2013
Expected Settlement Date:	December 5, 2013
CUSIP / ISIN:	478160BF0 / US478160BF06
Expected Ratings:*	Aaa (stable) (Moody’s) AAA (stable) (S&P)
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc.
Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	RBC Capital Markets, LLC Santander Investment Securities Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.